UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

LENZ Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

52635N103

(CUSIP Number)

Versant Venture Capital VI, L.P.

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,101,199 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,101,199 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,199 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI (as defined in Item 2(a) below). Versant Ventures VI GP-GP (as defined in Item 2(a) below) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) below), which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(2)

Based upon 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Issuer’s current report on Form 8-K, filed with the United States Securities and Exchange Commission (the “Commission”) on March 22, 2024 (the “Form 8-K”).

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,101,199 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,101,199 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,199 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,101,199 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,101,199 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,199 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Vantage II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 842,162 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 842,162 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,162 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage II (as defined in Item 2(a) below). Versant Vantage II GP (as defined in Item 2(a) below) is the general partner of Versant Vantage II, and Versant Vantage II GP-GP (as defined in Item 2(a) below) is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Vantage II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 842,162 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 842,162 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,162 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Vantage II GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 842,162 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 842,162 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,162 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Venture Capital VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,669,323 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,669,323 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,323 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,598,789 shares of the Issuer’s Common Stock held by Versant VII (as defined in Item 2(a) below) and (ii) 70,534 shares of the Issuer’s Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock (the “Warrant”) held by Versant VII. Versant Ventures VII GP-GP (as defined in Item 2(a) below) is the general partner of Versant Ventures VII GP (as defined in Item 2(a) below), which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)

Based upon 25,604,067 shares of the Issuer’s Common Stock, which consists of (i) 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K, plus (ii) 70,534 shares of the Issuer’s Common Stock issuable upon exercise of the Warrant held by Versant VII.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,669,323 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,669,323 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,323 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,598,789 shares of the Issuer’s Common Stock received by Versant VII and (ii) 70,534 shares of the Issuer’s Common Stock issuable upon exercise of the Warrant held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)

Based upon 25,604,067 shares of the Issuer’s Common Stock, which consists of (i) 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K, plus (ii) 70,534 shares of the Issuer’s Common Stock issuable upon exercise of the Warrant held by Versant VII.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VII GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,669,323 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,669,323 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,323 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 1,598,789 shares of the Issuer’s Common Stock received by Versant VII and (ii) 70,534 shares of the Issuer’s Common Stock issuable upon exercise of the Warrant held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)

Based upon 25,604,067 shares of the Issuer’s Common Stock, which consists of (i) 25,533,533 shares of the Issuer’s Common Stock outstanding as of March 22, 2024, as set forth in the Form 8-K, plus (ii) 70,534 shares of the Issuer’s Common Stock issuable upon exercise of the Warrant held by Versant VII.

CUSIP No. 52635N103	13D

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the Commission on July 9, 2021 as it has been amended by Amendment No. 1 that was filed with the Commission on November 17, 2023 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment, a joint statement on Schedule 13D, is filed with respect to the common stock, par value $0.00001 per share (“Common Stock”), of LENZ Therapeutics, Inc. (formerly known as Graphite Bio, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 611 Gateway Blvd, Suite 120, South San Francisco, CA 94080.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Amendment is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Vantage II, L.P. (“Versant Vantage II”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Vantage II GP, L.P. (“Versant Vantage II GP”), Versant Vantage II GP-GP, LLC (“Versant Vantage II GP-GP”), Versant Venture Capital VII, L.P. (“Versant VII”), Versant Ventures VII GP, L.P. (“Versant Ventures VII GP”), and Versant Ventures VII GP-GP, LLC (“Versant Ventures VII GP-GP” and together with Versant VI, Versant Vantage II, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Vantage II GP, Versant Vantage II GP-GP, Versant VII and Versant Ventures VII GP, collectively, the “Reporting Persons”). Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI. Versant Vantage II GP-GP is the general partner of Versant Vantage II GP, which is the general partner of Versant Vantage II. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage II. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Versant Ventures VII GP-GP and Versant Ventures VII GP share voting and dispositive power with respect to the securities held by Versant VII. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 11. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business address for each of the Reporting Persons is:

c/o Versant Ventures

One Sansome Street, Suite 1650

San Francisco, CA 94104

(c) Each of Versant VI ,Versant Vantage II and Versant VII are venture capital investment entities and each of Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Vantage II GP, Versant Vantage II GP-GP, Versant Ventures VII GP and Versant Ventures VII GP-GP are the general partners of the venture capital investment entities.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Reporting Persons is formed under the laws of the state of Delaware

Item 3. Source and Amount of Funds or Other Consideration.

The last paragraph of Item 3 of the Original Schedule 13D is amended as follows:

Each of Versant VII and Versant Vantage II were equityholders of LENZ prior to the Merger (as defined in Item 4 below).

The (i) 1,598,789 shares of the Issuer’s Common Stock held by Versant VII, (ii) 70,534 shares of the Issuer’s Common Stock issuable upon exercise of the Warrant held by Versant VII and (iii) 598,203 shares of the Issuer’s Common Stock held by Versant Vantage II disclosed in this Amendment were acquired in connection with the Merger as merger consideration under the Merger Agreement. The 2,101,199 shares of the Issuer’s Common Stock held by Versant VI and 243,959 shares of the Issuer’s Common Stock held by Versant Vantage II disclosed in this Amendment were originally acquired by Versant VI and Versant Vantage II using investment funds provided to each of Versant VI and Versant Vantage II by their respective limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 3 are incorporated herein by reference.

Merger Agreement

On March 21, 2024 (the “Closing Date”), pursuant to the terms of the Agreement and Plan of Merger, dated as of November 14, 2023, by and among the Issuer, Generate Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Generate Merger Sub”) and LENZ Therapeutics Operations, Inc. (previously named Lenz Therapeutics, Inc.), a Delaware corporation (“LENZ OpCo”), Generate Merger Sub merged with and into LENZ OpCo (the “Merger”), with LENZ OpCo as the surviving company in the Merger and a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer changed its name to “LENZ Therapeutics, Inc.” and effected a one-for-seven reverse stock split of its Common Stock. The Common Stock commenced trading on a split-adjusted basis, under the ticker symbol “LENZ,” at the open of trading on March 22, 2024, at which time the Common Stock was represented by a new CUSIP number 52635N103. The par value per share of the Common Stock remains unchanged.

In connection with the Merger, the Warrant issued to Versant VII was issued pursuant to the conversion of a warrant to purchase shares of LENZ OpCo outstanding as of immediately prior to the Merger. The exercise price of the Warrant is $10.64 per share and it is exercisable until October 30, 2027. The foregoing description of the Warrant is qualified in its entirety by reference to the form of Warrant which is filed as Exhibit 12 to this Amendment and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein by reference.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 11	Joint Filing Agreement.

Exhibit 12	Form of Warrant to Purchase Shares of Series A Preferred Stock (filed as Exhibit 4.5 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on February 9, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

March 25, 2024

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II, L.P.
By:	Versant Vantage II GP, L.P.
Its:	General Partner
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II GP, L.P.
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Venture Capital VII, L.P.
By:	Versant Ventures VII GP, L.P.
Its:	General Partner
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP, L.P.
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer